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SECURITIES / W... ON

06004002

SEC FILE NUMBER
8- 25028

AB 3/13

RECEIVED FEB 2 8 2006 PROCESSING SECTION WASH. D.C. 199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M.L. Stern & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8350 Wilshire Blvd
(No. and Street)

Beverly Hills	California	90211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Kempa, CFO — 323-658-4400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

695 Town Center Drive	Costa Mesa	California	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Steve Kempa, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements for the year ended December 31, 2005 and unconsolidated supplemental schedules as of December 31, 2005 pertaining to M.L. Stern & Co., LLC (the "Company") are true and correct. I further affirm that neither the Company nor any shareholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

S. K. MANTIK
Comm. # 1573334
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires May 16, 2009

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report
(x) (a) Facing Page
(x) (b) Consolidated Statement of Financial Condition
(x) (c) Consolidated Statement of Income
(x) (d) Consolidated Statement of Cash Flows
(x) (e) Consolidated Statement of Changes in Member's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors (Not Applicable)
(x) Notes to Consolidated Financial Statements
(x) (g) Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x) (h) Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x) (i) Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(x) (j) A Reconciliation, including Appropriate Explanations, of the Unconsolidated Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Unconsolidated Computation for Determination of the Reserve Requirements under Rule 15c3-3
(x) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (included in Note 2)
(x) (1) An Oath or Affirmation
( ) (m) A Copy of the SIPC Supplemental Report (Not Required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

M.L. STERN & CO., LLC
(SEC I.D. No. 8-25028)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005, AND
INDEPENDENT AUDITORS' REPORT, AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
M.L. Stern & Co., LLC

We have audited the accompanying consolidated statement of financial condition of M.L. Stern & Co., LLC and subsidiary (the "Company") as of December 31, 2005, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of M.L. Stern & Co., LLC and subsidiary at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2006

M.L. STERN & CO., LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 2,548,229
Cash segregated for the benefit of customers	125,000
Receivables from customers	9,638,047
Receivables from broker-dealers and clearing organizations	3,021,723
Securities owned and pledged—at estimated fair value	11,385,595
Furniture, equipment, and leasehold improvements—at cost, net of accumulated depreciation and amortization of $5,350,123	443,798
Goodwill	3,488,908
Other assets	3,623,447
TOTAL	$34,274,747

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Line of credit	$15,000,000
Payables to customers	646,198
Payables to broker-dealers and clearing organizations	479,882
Securities sold short—at estimated fair value	9,554
Accrued expenses and other liabilities	4,222,757
Total liabilities	20,358,391
COMMITMENTS AND CONTINGENCIES (Note 9)	
MEMBER'S CAPITAL	13,916,356
TOTAL	$34,274,747

See accompanying notes to consolidated statement of financial condition.

M.L. STERN & CO., LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization—M.L. Stern & Co., LLC ("M.L. Stern LLC") is a Delaware limited liability company registered as a broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. M.L. Stern LLC is a wholly owned subsidiary of Pacific Select Distributors, Inc. ("PSD"). PSD is a wholly owned subsidiary of Pacific Life Insurance Company ("Pacific Life"). Pacific LifeCorp is Pacific Life's parent. M.L. Stern LLC purchases and sells municipal, federal and corporate bonds, mutual funds, unit trusts, and other various investment securities at wholesale and retail levels. M.L. Stern LLC also provides security safekeeping services.

Effective January 1, 2006, Pacific Life formed a new wholly owned subsidiary, Pacific Select Group, LLC. ("PSG"), a Delaware limited liability company, and distributed all entities and business activities relating to the ownership of PSD's subsidiaries to PSG. As a result, M.L. Stern LLC became a wholly owned subsidiary of PSG as of January 1, 2006.

M.L. Stern LLC's wholly owned subsidiary, Tower Asset Management, LLC ("Tower LLC"), is a Delaware limited liability company and a registered investment advisor providing investment advisory services to high net worth individuals or families who require investment expertise and personal service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated statement of financial condition of M.L. Stern LLC and Tower LLC (collectively, the "Company"), has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. The accompanying consolidated statement of financial condition includes the accounts of M.L. Stern LLC and Tower LLC. All significant intercompany accounts have been eliminated in consolidation.

As of December 31, 2005, Tower LLC had total assets of $1,297,528 and member's capital of $681,794. These amounts are not included as capital in the Company's unconsolidated computation of net capital.

Securities Transactions—Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Cash Segregated for the Benefit of Customers—As of December 31, 2005, cash of $125,000 was segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned and Pledged and Securities Sold Short—Securities owned and pledged and securities sold short are recorded at estimated fair value as determined by nationally published quotation services and by the Company, which operates as a market maker in municipal and corporate bond securities.

Furniture, Equipment, and Leasehold Improvements—Furniture and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Goodwill—Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* requires that goodwill shall not be amortized and shall be tested for impairment annually. In accordance with SFAS No. 142, the Company ceased goodwill amortization as of January 1, 2002. At December 31, 2005, the Company's goodwill asset of $3,488,908 was not considered impaired.

Long-Lived Assets—In the event that facts and circumstances indicate that furniture, equipment, and leasehold improvements and other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary.

Income Taxes—The Company is organized as a limited liability company for federal income tax and state franchise tax purposes. Pursuant to this tax organization, the Company has no liability for federal income taxes, since such taxes, if any, are the responsibility of its member. However, the Company is subject to California franchise taxes imposed on such companies.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at estimated fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value. The interest rate on the line of credit resets frequently; as such, the line of credit is carried at cost, which approximates fair value.

Use of Estimates—The preparation of consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to broker-dealers and clearing organizations consist of the following at December 31, 2005:

	Receivables	Payables
Securities failed-to-deliver/receive	$ 26,432	$306,515
Receivables from/payables to broker-dealers and clearing organizations	2,995,291	173,367
	$3,021,723	$479,882

4. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the consolidated statement of financial condition.

5. SECURITIES OWNED AND PLEDGED AND SECURITIES SOLD SHORT

Securities owned and pledged, at estimated fair value, consist of proprietary positions in the following securities as of December 31, 2005:

State and municipal obligations	$11,076,984
U.S. and Canadian government obligations	153,264
Corporate obligations	145,820
Other securities	9,527
	$11,385,595

Securities sold short, at estimated fair value, consist of proprietary positions in the following securities as of December 31, 2005:

U.S. and Canadian government obligations	$9,554

The municipal and corporate obligations are valued by the Company, which serves as a market maker in the securities. Substantially all of the state and municipal obligations are issues from California and its municipalities. All securities owned are pledged as collateral for a portion of the Company's line of credit.

6. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements comprise the following at December 31, 2005:

Furniture and fixtures	$3,032,785
Computer equipment and software	1,869,772
Leasehold improvements	891,364
Total	5,793,921
Less accumulated depreciation and amortization	5,350,123
Furniture, equipment, and leasehold improvements—net	$ 443,798

7. LINE OF CREDIT

The Company has a broker lending agreement with a bank for a $25,000,000 line of credit, of which $15,000,000 was drawn at December 31, 2005. The line of credit bears interest at the federal funds rate plus a spread; such rate resets daily and was 5.09% at December 31, 2005. The lending agreement requires monthly interest-only payments and has no specified maturity. The lending agreement allows the Company to borrow funds against pledged proprietary and customer securities. At December 31, 2005, the line-of-credit balances related to customer margin transactions was $4,450,000, which was

fully collateralized with customer securities. The remaining amounts borrowed under the line of credit related to Company transactions that were fully collateralized by proprietary positions pledged by the Company.

Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125,* the Company is required to report the values of securities that it has received as collateral and that can, in turn, be used (or repledged) by the Company to generate financing, such as securities lending, or to fulfill either client-originated or proprietary short sale transactions. The Company is also required to disclose the value of such securities that it has actually repledged as of the reporting date. The Company provides margin loans to its clients, which are collateralized by securities in their brokerage accounts. These clients have agreed to allow the Company to sell or repledge those securities in accordance with federal regulations. At December 31, 2005, the Company was allowed, under such regulations, to sell or repledge customer securities with a market value of $7,519,763. Of this amount, $7,278,433 has been pledged or sold as of December 31, 2005 in connection with the bank borrowing.

8. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "Contribution Plan") that covers all full-time employees. Generally, employees who have one year of continuous employment are eligible to participate in the Contribution Plan. Employees may contribute their gross wages up to the Internal Revenue Service maximum allowable amount. The Company matches, at its discretion, a set percentage of the employees' contributions. The Company's full-time salaried employees are also eligible to participate in a profit sharing plan, which is a component of the Contribution Plan.

Certain employees of the Company are eligible to participate in a deferred compensation plan provided by the Company. This plan permits certain members of senior management and certain members of registered representatives to defer portions of their compensation on a pretax basis and earn deferred income on the deferred amounts. Deferred amounts are invested in corporate owned life insurance and diversified mutual funds. At December 31, 2005, $1,716,177 has been recorded for the investments in the plan and is included in other assets. In addition, a corresponding liability has been recorded in the amount of $1,716,177 for the Company's obligation to such employees and is included in accrued expenses and other liabilities.

9. COMMITMENTS AND CONTINGENCIES

Litigation—The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions are not likely to have a material effect on the consolidated financial position of the Company.

Lease Commitments—The Company has offices in Beverly Hills, Carmel, San Diego, San Francisco and Sacramento, California, and Las Vegas, Nevada. The Company leases these premises pursuant to agreements expiring in various years through 2015. The leases require payments of the Company's pro-rata share of common area expenses and taxes.

The following is a schedule of minimum future rental payments required under operating leases for office space and computer equipment that have noncancelable lease terms in excess of one year:

Year Ending December 31	
2006	$ 1,844,952
2007	1,517,081
2008	1,526,762
2009	1,418,483
2010	1,312,860
Thereafter	6,088,706
Total	$ 13,708,844

Concentrations of Credit Risk—The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Guarantees—In the normal course of business, the Company executes, settles, and finances various customer and proprietary securities transactions. These transactions may expose the Company to risk arising from the potential that either the customer or counterparty may fail to satisfy its obligations and that the corresponding collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss.

Customer securities transactions may be performed on a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis, subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in excess of regulatory guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

Customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay in the event that the customer or counterparty fails to satisfy its obligations.

In addition, the Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to certain real estate leases under which the Company may be required to indemnify property owners for claims and other liabilities arising from the Company's use of the applicable premises. The terms of these obligations vary, and because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay under such contracts. Historically, the Company has not been obligated to make any payments for these obligations, and has not recorded any liability for these obligations as of December 31, 2005.

Other Commitments—The Company enters into when-issued transactions and underwriting commitments. In the opinion of management, settlement of these transactions as of December 31, 2005 are not likely to have a material effect on the consolidated financial position of the Company.

10. NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, M.L. Stern LLC is required to maintain minimum net capital, as defined, of the greater of $250,000 or 6-2/3% of M.L. Stern LLC's total aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 15 to 1, as defined under such provisions. The computation of net capital is done on an unconsolidated basis, and therefore, the accounts of Tower LLC are not included in the computation.

As of December 31, 2005, M.L. Stern LLC's ratio of aggregate indebtedness to net capital was 1.21 to 1; M.L. Stern LLC also had net capital, as defined, of $7,970,427, which exceeded the minimum requirements by $7,325,918.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 23, 2006

M.L. Stern & Co., LLC
8350 Wilshire Boulevard
Beverly Hills, California 90211

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of M.L. Stern & Co., LLC and subsidiary (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP